Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1   Name and Address of Company

Student Transportation Inc. (“STI”)

160 Saunders Road, Unit 6

Barrie, Ontario

L4N 9A4

Item 2   Date of Material Change

February 27, 2018

Item 3   News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on February 27, 2018 through GlobeNewswire and subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”).

Item 4   Summary of Material Change

On February 27, 2018, Spinner Can Acquireco Inc. (the “Purchaser”), a company sponsored by Caisse de dépôt et placement du Québec and Ullico Inc. (collectively, the “Sponsors”), entered into a definitive agreement (the “Arrangement Agreement”) with STI pursuant to which the Purchaser will acquire all of STI’s outstanding common shares (“Common Shares”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). Under the terms of the Arrangement Agreement, shareholders of STI will receive US$7.50 per Common Share in cash on closing of the Arrangement (“Closing”). STI’s outstanding 6.25% convertible unsecured subordinated debentures and 5.25% convertible unsecured subordinated debentures (collectively, the “Debentures”) will also be paid out on Closing and holders of Debentures will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their Debentures in accordance with their terms immediately following the closing date of the Arrangement, including those issuable upon a “Cash Change of Control” (as defined under the indentures for the Debentures), plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the date of Closing and (ii) the interest that would have otherwise accrued from and including the date of Closing to (but excluding) 32 days thereafter. The Arrangement is subject to customary closing conditions and the parties expect to close the transaction by the end of the second quarter of 2018.

Item 5   Full Description of Material Change

On February 27, 2018, the Purchaser and STI entered into the Arrangement Agreement pursuant to which the Purchaser will acquire all of STI’s outstanding Common Shares by way of the Arrangement.

Under the terms of the Arrangement Agreement, shareholders of STI will receive US$7.50 per Common Share in cash on Closing, which represents a 27% premium to the 20-day volume weighted average price per Common Share on the Toronto Stock Exchange for the period ending on the date of the Arrangement Agreement (based on an exchange rate of $1.2776 Canadian dollars per US dollar as of February 27, 2018).

STI’s Debentures will also be paid out on Closing and holders of Debentures will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their Debentures in accordance with their terms immediately following the closing date of the Arrangement, including those issuable upon a “Cash Change of Control” (as defined under the indentures for the Debentures), plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the date of Closing and (ii) the interest that would have otherwise accrued from and including the date of Closing to (but excluding) 32 days thereafter.

The Board of Directors of STI (the “Board”), after consultation with financial and legal advisors, and based on the unanimous recommendation of a special committee of the Board (the “Special Committee”) comprised entirely of independent directors, has unanimously approved the Arrangement, has unanimously determined that the Arrangement is in the best interests of STI, and recommends that STI’s shareholders vote in favour of the Arrangement. Scotiabank has provided the Special Committee and the Board with its opinion that the consideration to be received by holders of Common Shares, other than the Common Shares owned by the Sponsors, is fair, from a financial point of view, to such shareholders. Each of the directors and executive officers of STI have entered into customary support agreements to vote their Common Shares in support of the Arrangement.

The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants, including customary non-solicitation provisions, which allow STI to consider and accept a Superior Proposal (as defined in the Arrangement Agreement), subject to a right to match in favour of the Purchaser.

Closing of the Arrangement is subject to customary closing conditions, including court approval of the Arrangement, approval of two-thirds of the votes cast by holders of Common Shares in person or by proxy at a special meeting of STI’s shareholders and approval under the Canadian Competition Act and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. The parties expect to close the transaction by the end of the second quarter of 2018.

The Arrangement Agreement also provides for certain termination rights for both STI and the Purchaser. STI is obligated to pay the Purchaser a US$28.4 million termination fee in certain circumstances, including (i) if the Board changes its recommendation and the Purchaser terminates the Arrangement Agreement, (ii) if, among other things, STI’s shareholders do not approve the Arrangement Agreement at the shareholders meeting and STI enters into a definitive agreement with respect to a transaction pursuant to which to any person or group of persons would acquire (a) more than 50% of the consolidated assets of STI and its subsidiaries or assets to which more than 50% of STI’s consolidated annual revenue is attributable, or (b) 50% of the issued and outstanding voting or equity securities of STI or any of its subsidiaries within 12 months of the termination of the Arrangement Agreement and such transaction is thereafter consummated and (iii) if STI terminates the Arrangement Agreement in accordance with certain procedures set forth in the Arrangement Agreement in order to enter into a definitive agreement with a third party with respect to a Superior Proposal.

The Arrangement Agreement also provides that the Purchaser will be required to pay STI a reverse termination fee of US$35 million in certain circumstances, including if (i) the conditions to the Purchaser’s closing obligations have been satisfied or waived, (ii) STI has given the Purchaser five business days’ notice of its intention to terminate the Arrangement Agreement, (iii) the Purchaser fails to deposit the consideration payable pursuant to the Arrangement with the depositary within five business days of receipt of the aforementioned notice and (iv) STI terminates the Arrangement Agreement after notifying the Purchaser that it is ready, willing and able to complete the Arrangement.

The Purchaser has obtained equity and debt financing commitments to finance the transactions contemplated by the Arrangement Agreement. The Sponsors have (i) committed to capitalize the Purchaser on the terms and subject to the conditions set forth in an equity funding letter and (ii) provided STI with a limited guarantee in favour of STI guaranteeing the payment of certain monetary obligations that may be owed by the Purchaser pursuant to the Arrangement Agreement, including any reverse termination fee that may become payable by the Purchaser.

Further details regarding the terms of the Arrangement are set out in the Arrangement Agreement, a copy of which is available on SEDAR. Copies of STI’s management information circular and related documents will be sent to STI’s shareholders, filed with Canadian securities regulators and will be available on SEDAR. The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

None.

Item 8   Executive Officer

The following executive officer of STI is knowledgeable about the material change and this report:

Denis J. Gallagher

Chief Executive Officer

(732) 280-4200

Item 9   Date of Report

March 7, 2018

SCHEDULE “A”

Student Transportation Inc. to be Acquired by a Group of Investors led by

CDPQ

Student Transportation Inc. shareholders to receive US$7.50 per common share in cash, reflecting a premium of

27% to the 20-day volume weighted average price per common share on the Toronto Stock Exchange for the period ending February 27, 2018

WALL,N.J., Feb. 27, 2018 — Student Transportation Inc. (“STI” or the “Company”) (TSX:STB) (NASDAQ:STB) today announced that it entered into a definitive agreement (the “Arrangement Agreement”) with a company (the “Purchaser) sponsored by Caisse de depot et placement du Quebec (“CDPQ”) and Ullico Inc. (“Ullico”, and together with CDPQ, the “Purchaser Group’) pursuant to which the Purchaser Group will acquire all of the Company’s outstanding common shares (other than common shares already owned by the Purchaser Group) by way of a plan of arrangement (the “Arrangement) under the Business Corporations Act (Ontario).

Transaction Highlights

•	Shareholders of STI will receive US$7.50 per common share in cash, representing a 27% premium to the 20-day volume weighted average price per common share on the Toronto Stock Exchange for the period ending February 27, 2018, based on an exchange rate of $1.2776 Canadian dollars per U.S. dollars as of February 27, 2018;
•	Holders of STI’s 6.25% Convertible Unsecured Subordinated Debentures (“2013 Debentures’) will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their 2013 Debentures in accordance with their terms immediately following the closing date of the Arrangement (the “Closing Date), including those issuable upon a “Cash Change of Control”, plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the Closing Date and (ii) the interest that would have otherwise accrued from and including the Closing Date to (but excluding) 32 days thereafter;
•	Holders of STI’s 5.25% Convertible Unsecured Subordinated Debentures (“2016 Debentures’) will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their 2016 Debentures in accordance with their terms immediately following the Closing Date, including those issuable upon a “Cash Change of Control”, plus the sum of (i) accrued and unpaid interest on such debentures up to but excluding the Closing Date and (ii) the interest that would have otherwise accrued from and including the Closing Date to (but excluding) 32 days thereafter.

“We are pleased to present an opportunity to the securityholders of the Company to receive a very attractive valuation and significant premium to the trading price of the Company’s shares,” commented George Rossi, Chairman of the Special Committee of STI. “After careful deliberation, the Special Committee and Company’s Board of Directors have unanimously concluded that the transaction is in the best interests of the Company and is fair to the Company’s shareholders.”

“This transaction presents a compelling opportunity for our investors to monetize their investment at an attractive price. CDPQ has been invested in our company for 16 years and for most of that time as our largest shareholder. We will continue to be the North American leader in student transportation and our unwavering commitment to our employees, customers, safety, service and innovation will remain unchanged,” added Denis J. Gallagher, Chairman and Chief Executive Officer of STI.

“Over the years, CDPQ has been one of Student Transportation’s largest shareholders. This transaction represents a significant new step in our relationship with the company, and we look forward to working with the management team for years to come,” said Macky Tall, Executive Vice-President, Infrastructure, CDPQ, and President & CEO, CDPQ Infra.

“Ullico is pleased to partner with CDPQ to invest in this transaction and has been impressed with the dedication and accomplishments of STI’s management and workforce,” said Rohit Syal, Head of Acquisitions for Ullico’s Infrastructure Business.

Recommendation of the Board and the Special Committee

The Board of Directors of STI (the “Board”), after consultation with financial and legal advisors, and based on the unanimous recommendation of a special committee of the Board (the “Special Committee”) comprised entirely of independent directors, has unanimously approved the Arrangement, has unanimously determined that the Arrangement is in the best interests of the Company, and recommends that the Company’s shareholders vote in favour of the Arrangement. Scotiabank has also provided the Special Committee and the Board with its opinion that the consideration to be received by holders of Company’s common shares, other than the common shares owned by the Purchaser Group, is fair, from a financial point of view, to such shareholders. Each of the directors and executive officers of the Company have entered into support agreements to vote their common shares in support of the Arrangement.

The Arrangement Agreement

The Arrangement Agreement provides that the implementation of the Arrangement is subject to customary closing conditions, including court approval of the Arrangement, approval of two-thirds of the votes cast by holders of common shares in person or by proxy at a special meeting of STI’s shareholders and approval under the Canadian Competition Act and U.S. HSR Act. The parties expect to close the transaction by the end of the second quarter of 2018.

The Arrangement Agreement is subject to customary non-solicitation provisions, including STI’s right to consider and accept superior proposals, subject to a right to match in favour of the Purchaser. A termination payment of US$28.4 million will be payable by STI to the Purchaser Group should the transaction not close in certain circumstances, including if the Arrangement is not completed as a result of a superior proposal.

Part of the consideration is to be funded with equity commitments from the Purchaser Group. The remainder of the consideration will be funded with committed debt financing by BMO Capital Markets. CDPQ currently owns approximately 8.4% of the outstanding common shares of the Company.

Further information regarding the Arrangement will be included in STI’s management information circular, which will be mailed to STI’s shareholders in due course. Copies of the Arrangement Agreement and the management information circular will be available on the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through the Company’s website at www.rideSTBus.com.

Advisors

Scotiabank is acting as financial advisor to the Special Committee and providing a fairness opinion and Goodmans LLP is acting as legal counsel to the Special Committee and STI.

BMO Capital Markets is acting as exclusive financial advisor to the Purchaser and Torys LLP is acting as legal counsel to the Purchaser.

About Student Transportation Inc.

Founded in 1997, STI is an industry leader in school transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

About Caisse de depot et placement du Quebec (CDPQ)

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at December 31, 2017, it held CA$ 298.5 billion (US$ 238.2 billion) in net assets. As one of Canada’s leading institutional fund managers, CDPQ invests globally in major financial markets, private equity, infrastructure, real estate and private debt. For more information, visit www.cdoa.com.

About Ullico Inc.

For more than 90 years, Ullico, the only labor-owned insurance and investment company, has been a proud partner of the labor movement, keeping union families safe and secure. From insurance products that protect union members, leaders and employers, to investments in building projects that have created thousands of union jobs, our customers continue to trust us with protecting their families, employees and investments. Through its infrastructure business, Ullico invests across all core sectors of infrastructure, including transportation, water, waste water, electricity transmission, and power generation. For more information, visit www.ullico.com.

Forward-Looking Statements

The information in this press release includes certain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to the parties and to STI’s shareholders and debentureholders; the anticipated receipt of required regulatory, court and shareholder approvals for the transaction; the ability of the parties to satisfy the other conditions to, and to complete, the Arrangement; the mailing of the management information circular; and the anticipated timing of the closing of the Arrangement.

Forward-looking statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, ongoing objectives, strategies and outlook for STI. Forward-looking statements may in some cases be identified by words such as “will,” “plans,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should” or the negative of these terms, or similar expressions. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, STI and the Purchaser have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the ability of the Purchaser to obtain the debt financing; other expectations and assumptions concerning the Arrangement; and other factors discussed under the heading “Risk Factors” in STI’s annual information form dated September 28, 2017 (available under STI’s SEDAR profile at www.sedar.com). The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing shareholder meeting materials, the inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include the failure of STI and the Purchaser to obtain necessary shareholder, regulatory and court approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to so obtain such approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.

Company Contacts:

Doug Coupe

Director of Communications & Investor Relations

Student Transportation Inc.

dcouOe@ridesta.com

843.884.2720

Thomas Kominsky

Chief Growth Officer

Student Transportation, Inc.

tkominsky@ridesta.com

843-884-2720 x 242

CDPQ Contacts:

Canada

Jean-Benoit Houde

Senior Advisor Media and Public Relations

+1 514 847 5493

+1 514 652-4344

jbhoude@cdpq.com

International

Cesaltine Gregorio

Senior Advisory Director, Global Media Relations

+1 2125966314

+1 347241 3248

cgregorio@cdpq.com